EXHIBIT 22.1

Subsidiary Issuer of Guaranteed Securities

As of April 9, 2024, BlackRock, Inc. (“BlackRock”) was the guarantor of the following unsecured registered notes issued by BlackRock Funding, Inc., a direct wholly-owned subsidiary of BlackRock:

Name of Subsidiary Issuer	State of Formation of Issuer	Description of Registered Notes
BlackRock Funding, Inc.	Delaware	4.700% Notes due 2029

BlackRock Funding, Inc.	Delaware	5.000% Notes due 2034

BlackRock Funding, Inc.	Delaware	5.250% Notes due 2054